August 21, 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (281)293-1054*

James J. Mulva
Chairman, President and Chief Executive Officer
ConocoPhillips Corporation
600 North Dairy Ashford,
Houston, Texas  77079

> **Re:**  **ConocoPhillips Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2007**
> **File No. 001-32395**

Dear Mr. Mulva:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments.  Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure.  Please do so within the time frame set forth below.  You should comply with the remaining comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply.  Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 17

Option Pricing, page 22

1.      We direct you to Item 402(b)(2)(vi) of Regulation S-K.  We note that the Compensation Committee may exercise discretion in assessing the performance of the company and/or its executives.  On page 23, for example, you disclose that the corporate performance of the company is measured at the end of a performance period by the compensation committee, but that such evaluation is "subjective."  With respect to options, we note that the compensation committee may adjust the number of options granted by 30% either above or below target each year.  Similarly, in the discussion of performance share awards, you disclose that the compensation committee maintains the "final discretion to adjust compensation in accordance with any unique circumstances that may arise…" Please revise your disclosure to provide context to your discussion and clarify when and why such discretion is exercised.  For example, using the named executive officers, demonstrate how across the various elements of compensation awarded, the compensation committee has exercised its discretion.

2.      Giving consideration to the above comment, also clarify disclosure on page 26 in which you indicate that certain awards may be withdrawn "should circumstances arise that merit such action."  If any of the named executive officers have been subject to awards being reduced or withdrawn, please disclose the circumstances in which this occurred.  Alternatively, please supplement your disclosure to clarify the circumstances that would generally merit such discretion being exercised by the compensation committee. See also Instruction 2 to Item 402(b) of Regulation S-K.

3.      Throughout your discussion, you reference the importance of considerations of individual performance in the compensation decisions made with respect to an named executive officer, yet fail to provide adequate analysis of how such performance is evaluated.  For example, on page 22, you note that individual contributions to the company's performance are considered in determining compensation paid. Please supplement your disclosure where applicable to disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions with respect to each of the named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.

Compensation program elements, page 23

Performance Measures, page 23

4.      To clarify your discussion regarding how "total stockholder return" and "relative
        adjusted return on capital employed" are used in determining compensation,
        revise your disclosure to define in a clear and concise manner, these terms.

Other Possible Awards, page 27

5.      You highlight throughout your discussion, the philosophy and objective of your
        compensation policies regarding restricted stock awards.  You note that the
        atypical vesting feature ensures that the executive officers' interests are
        appropriately aligned with the company for the duration of their employment.  In
        light of your stated philosophy and objectives and giving effect to Item
        402(b)(1)(vi) of Regulation S-K, please supplement your disclosure to discuss
        why the restricted stock awards granted in the off-cycles are structured to have
        significantly shorter vesting periods than the typical restricted stock awards.

6.      If currently known or anticipated, please clarify the circumstances, other than in
        connection with a special project, in which off-cycle awards could be awarded.

Compensation Decisions, page 29

7.      Although you have disclosed the targeted pay out amounts, revise to specify for
        each named executive officer, the specific targets of the performance metrics ( i.e.
        corporate, business unit, individual), that factored into the establishment of the
        targeted pay out amount disclosed and the actual award made.  We note in your
        disclosure reference to the establishment of targets for the current fiscal year.
        Revise to disclose the performance targets established for 2006 and at the
        commencement of 2007.  To the extent you believe that disclosure of qualitative
        and quantitative targets established would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b) of Regulation S-
        K, please provide on a supplemental basis a detailed explanation for such
        conclusion.  Please also note that to the extent that you have an appropriate basis
        for omitting the specific targets, you must discuss how difficult it would be for the
        named executive officers or how likely it will be for you to achieve the
        undisclosed target levels or other factors.  Please revise to disclose the factors
        considered by the compensation committee in setting performance-related
        objectives.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

8.      As noted in Section II.B.1 of Release 8732A, the compensation discussion and
        analysis should be sufficiently precise to identify material differences in
        compensation policies with respect to individual executive officers.  For example,
        please explain the differences in salary amount and non-equity incentive plan pay

out amounts awarded to the chief executive officer relative to the other named executive officers.

Nonqualified Deferred Compensation, page 49

9.      Please provide the disclosure required by Item 404(i)(3)(ii) of Regulation S-K.

Executive Severance and Change in Control, page 52

10.     Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.


Sincerely,


Mellissa Campbell Duru
Attorney Advisor